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                                                                   EXHIBIT 99.1A
[VISTA GOLD CORP LOGO]

SECOND QUARTER REPORT - 1998

DEAR FELLOW SHAREHOLDERS:

The Company had another profitable quarter and the Hycroft mine had record gold production, although gold prices remained disappointing throughout the second quarter. Measures taken to reduce costs and conserve the Company's cash helped the Company to realize net earnings of $0.5 million, or $0.01 per share for the three months ended June 30, 1998, as compared to net losses of $1.2 million, or $0.01 per share for the same period in 1997.

The operating team at the Hycroft mine set a second consecutive quarterly production record of 35,170 ounces of gold produced during the current quarter, as compared to 30,404 produced during the second quarter in 1997. This brings the mine's gold production for the six months ended June 30, 1998 to 70,188 ounces, an increase of 16 percent from the same period in 1998. High levels of ore production earlier this year helped the mine to achieve back-to-back quarterly production records.

Following the second quarter's record gold production, the Hycroft mine produced its one-millionth ounce of gold on July 12, 1998. The Hycroft operation has achieved this major production milestone due to the efforts of the employees. We are very proud of the Hycroft team, which has successfully demonstrated the Company's ability to run an efficient and low-cost operation under very difficult conditions.

The high rate of gold production, together with measures taken to control costs, allowed the Hycroft mine to lower its cash operating costs per ounce. For the quarter ended June 30, 1998, the cash operating cost per ounce was $207, a decrease of $47 or 19 percent from 1997. For the six months ended June 30, 1998, the cash operating cost per ounce was $207 as compared to $264 in 1997. Cost reduction measures included plans to temporarily suspend mining operations in May 1998. However, better than expected ore grade allowed us to continue mining during the quarter. Present plans call for the suspension of mining activities in September 1998.

Gold production for 1998 is estimated to be 105,000-110,000 ounces and gold production will continue from inventoried ore through 1999 and into the year 2000. The Company has examined various mine plans that will allow mining activities to resume when gold prices return to more normal levels. In the short-term, the Company will commence reclamation in areas that will not be affected by future operations. The Hycroft property is not fully explored and the Company is pursuing joint venture opportunities to undertake the higher cost exploration for deeper and potentially higher-grade ore.

As of June 30, 1998, the Company's cash balance was $3.8 million, an increase of $2.0 million from December 31, 1997. During the first six months of 1998, the Company paid down $5.8 million of its $13.0 million bank debt from 1997. Subsequent to June 30, 1998, an additional $3.3 million was paid and the present balance of the bank debt is $3.9 million. The Company plans to completely retire the remaining bank debt before year-end.


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At the Amayapampa and Capa Circa projects in Bolivia, the Company has completed an evaluation of the economics of combining ore from the underground Capa Circa mine with the nearby Amayapampa project. The study indicates that the combination of the two properties would enhance the project's estimated financial returns, making financing more attractive in today's lower gold price environment.

On May 7, 1998, the Company signed an agreement with Claude Resources Inc. to sell the subsidiary that owns the Tartan Lake gold mine assets near Flin Flon, Manitoba. The purchase price was payable in approximately 1.0 million shares of Claude Resources common stock. Through a subsequent arrangement, the Company sold the Claude Resources shares for approximately U.S. $1.5 million.

Subsequent to June 30, 1998, Zamora Gold Corp. ("Zamora"), a company in which Vista Gold is a significant shareholder, completed the acquisition of various property interests in Ecuador from Compania Minera Gribipe, S.A. ("Gribipe"), a major Ecuadorian mineral exploration company. As a condition of the transaction, Zamora issued 39.5 million common shares to Gribipe for the acquisition of the property interests and an additional 7.6 million common shares to Vista Gold in settlement of debts owed to Vista Gold by Zamora. Vista Gold's ownership of Zamora has been reduced from 48.7 percent to 26.5 percent as a result of the transaction.

Despite the continuing depressed gold market, the Company had another positive quarter. The Company produced a record number of ounces during the quarter and, in July, produced its one-millionth ounce of gold. Efforts to control costs have proved successful and we are on track to eliminate our bank debt before year-end. Our cash position has improved and the Company has shown a profit thus far in 1998. Nevertheless, the current level of gold production from the Hycroft mine cannot be sustained once ore mining is suspended. We are therefore aggressively seeking new opportunities for additional gold production. These include moving forward with financing the Amayapampa/Capa Circa project and pursuing appropriate investment and acquisition opportunities for advanced or operating mining projects. The additional production would add production and earnings to shareholder value, and in spite of the low gold price environment, our outlook remains positive.



/s/ Mike B. Richings
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Mike B. Richings
President and Chief Executive Officer

August 18, 1998


The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450 or
(888) 629-2450.


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